Investment Office
P.O. Box 2749
Sacramento, CA 95812–2749
Telecommunications Device for the Deaf – (916) 795–3240
(916) 795–3400; FAX (916) 795–2842

May 14, 2007

Dear Kellwood Company Shareowner:

VOTE FOR PROPOSAL #4

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in te U.S., with approximately $240 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members.

CalPERS is a significant long-term shareowner of Kellwood Company ("Kellwood") and owns approximately 418,000 shares. With Kellwood’s Annual Meeting of Shareowners to be held on June 7, 2007, we are writing to call your attention to an important proposal which would request the board to implement annual elections for all directors. CalPERS believes every director should be elected annually and urges Kellwood shareowners to vote FOR Proposal No. 4 on the proxy card to declassify the board of directors.

KELLWOOD STOCK’S CHRONIC UNDERPERFORMANCE

Kellwood was named to CalPERS’ 2007 Focus List due to a history of poor stock performance and a sub–par governance structure. The table below clearly demonstrates Kellwood’s underperformance relative to both the S&P 1500 Index and Industry Peer Index for the 1, 3 and 5 year periods ending April 30, 2007:

Time period ending 4/30/2007	Kellwood Co.	S&P Composite 1500	Relative to S&P 1500 Index	Textiles Apparel & Luxury Goods S&P Industry Peer Index	Relative to Peer Index
5 years	14.92%	53.40%	–38.48%	131.33%	–116.41%
3 years	–23.82%	43.09%	–66.91%	67.64%	–91.46%
1 year	–10.15%	14.48%	–24.63%	32.39%	–42.54%
Source: FactSet

KELLWOOD’S UNDERPERFORMING GOVERNANCE STRUCTURE

Kellwood currently has multiple governance policies in place that CalPERS believes erodes accountability and firm value including:

* A classified, or staggered, board structure preventing annual elections for all directors.
* A poison pill that was not approved by shareowners.
* Supermajority voting requirements of total outstanding shares.

Proxy Proposal #4 is a non–binding shareowner proposal asking the board of directors to take the steps necessary to eliminate the current staggered board structure and provide for the annual election of all directors.

STUDY LINKS STAGGERED BOARDS TO POOR PERFORMANCE

Harvard Professor Lucian Bebchuk and associates published a study in September 20041 which found that companies with staggered boards, poison pills, supermajority voting requirements and golden parachutes deliver less shareholder value than those companies that do not have such measures in place. Kellwood currently employs each of these value destroying anti-takeover measures.

LACK OF ACCOUNTABILITY TO SHAREOWNERS

Director Jerry Hunter who currently serves on Kellwood’s Compensation Committee, received an extraordinarily high withhold vote of approximately 51% at his last election in 2005. This high withhold vote can be attributed to a conflict of interest; in (and prior to) 2005, a law firm at which Mr. Hunter is a partner, provided legal services to Kellwood while Mr. Hunter served as Kellwood’s Presiding Director of the Board and Chairman of the Corporate Governance Committee. Although Kellwood has since adopted a majority vote policy for directors, Mr. Hunter continues to serve on the Board and is now jointly responsible for the establishment and oversight of the executive compensation practices at the Company.

EVIDENCE INDICATES A MAJORITY OF SHAREOWNERS SUPPORT ANNUAL ELECTIONS

CalPERS is not alone in believing that annual director elections is a preferred board structure. According to Institutional Shareowner Services (ISS),

* The support level for over 250 shareowner proposals requesting the repeal of classified board structures at companies has garnered greater than 63% of the votes cast in each of the years 2003 through 2006.
CalPERS strongly urges all Kellwood shareowners to VOTE "FOR" PROPOSAL #4.

Please refer to the proxy statement for more information or call Garland Associates, Inc. who is assisting us with this effort at (561) 366–1165 if you have any questions or need assistance in voting your shares.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to Kellwood Company.

1Lucian Bebchuk, Alma Cohen & Allen Ferrell, "What Matters in Corporate Governance?" Harvard Law School, Discussion Paper No. 491 (09/2004, revised 03/2005).